UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	May 8, 2018

Cohu, Inc.

__________________________________________

(Exact name of registrant as specified in its charter)

Delaware	001-04298	95-1934119
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

12367 Crosthwaite Circle, Poway, California		92064
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	858-848-8100

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Item 8.01.	Other Events.

On May 8, 2018, Cohu, Inc., a Delaware corporation (“Cohu”), and Xcerra Corporation, a Massachusetts corporation (“Xcerra”), issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of May 7, 2018, by and among Cohu, Xcerra, and Xavier Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Cohu. A copy of such joint press release is furnished herewith as Exhibit 99.1.

Also, on May 8, 2018, Cohu disseminated an investor presentation to be used in connection with a conference call to discuss the proposed acquisition. A copy of such investor presentation is furnished herewith as Exhibit 99.2.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Cohu, Inc. (“Cohu”) and Xcerra Corporation (“Xcerra”) and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR); (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Cohu and Xcerra to consummate the proposed transaction, including as a result of the failure of Cohu to obtain or provide on a timely basis or at all the necessary financing; (iii) the ability of Cohu and Xcerra to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Cohu, Xcerra, or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Cohu’s and/or Xcerra’s respective businesses; (vii) the ability of Cohu or Xcerra to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Cohu’s or Xcerra’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Cohu’s or Xcerra’s ability to pursue certain business opportunities or strategic transactions; (xi) the adverse impact to Cohu’s operating results from interest expense on the financing debt, rising interest rates, and any restrictions on operations related to such debt; (xii) continued availability of capital and financing and rating agency actions; (xiii) legislative, regulatory and economic developments; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xv) such other factors as are set forth in (A) Cohu’s periodic public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to those described under the heading “Risk Factors” in Cohu’s Form 10-K for the fiscal year ended December 31, 2017, (B) Xcerra’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Xcerra’s Form 10-K for the fiscal year ended July 31, 2017, (C) in the Registration Statement on Form S-4 (the “Registration Statement”) that has or will be filed by Cohu with the SEC containing a prospectus with respect to the Cohu common stock to be issued in the proposed transaction and a joint proxy statement of Cohu and Xcerra in connection with the proposed transaction (the “Joint Proxy Statement/Prospectus”) that is or will be contained therein, and (D) the other filings made by Cohu or Xcerra with the SEC from time to time, which are available via the SEC’s website at www.sec.gov.  Neither Cohu nor Xcerra can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Cohu nor Xcerra undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Cohu, Xcerra, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Xcerra stockholders or Cohu stockholders generally, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC.  Information regarding Xcerra’s directors and executive officers and their beneficial ownership of Xcerra common stock is also set forth in Xcerra’s proxy statement on Schedule 14A filed with the SEC on September 5, 2017, and in its Annual Report on Form 10-K for the year ended July 31, 2017, and is supplemented by other public filings made, and to be made, with the SEC by Xcerra.  These documents are available free of charge at the SEC’s website at www.sec.gov or by visiting the Xcerra Investor Relations page on its corporate website at https://Xcerra.com/investors.  Information concerning Cohu’s directors and executive officers and their beneficial ownership of Cohu’s common stock is set forth in Cohu’s annual proxy statement on Schedule 14A filed with the SEC on April 3, 2018, and in its Annual Report on Form 10-K for the year ended December 31, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov or by visiting the Cohu Investor Relations page on its corporate website at https://Cohu.gcs-web.com.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus regarding the proposed transaction and other relevant materials that have been or will be filed with the SEC when they become available.  You may obtain copies of the documents described in the preceding sentence when they become available free of charge by visiting the SEC’s website at www.sec.gov.

Additional Information and Where You Can Find It

Cohu will file with the SEC the Registration Statement containing the Joint Proxy Statement/Prospectus and other documents concerning the proposed transaction.  The definitive Joint Proxy Statement/Prospectus will be delivered to the stockholders of Xcerra and Cohu after the Registration Statement is declared effective by the SEC. This communication is not a substitute for the Registration Statement, the definitive Joint Proxy Statement/Prospectus or any other documents that Xcerra or Cohu may file or may have filed with the SEC, or will send or have sent to stockholders in connection with the proposed transaction.  Investors AND SECURITY HOLDERS are urged to read the definitive JOINT proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC carefully and in their entirety because they will contain important information.  Investors and security holders may obtain a free copy of these documents (when they become available) and other documents filed by Xcerra and Cohu with the SEC at the SEC’s website at www.sec.gov.  The Joint Proxy Statement/Prospectus and other documents filed by Xcerra or Cohu may also be obtained free of charge by visiting the Xcerra Investor Relations page on its corporate website at https://Xcerra.com/investors or by contacting Xcerra Investor Relations by telephone at (781) 467-5063 or by mail at Xcerra Investor Relations, Xcerra Corporation, 825 University Avenue, Norwood, MA 02062, attention Rich Yerganian or by visiting the Cohu Investor Relations page on its corporate website at https://Cohu.gcs-web.com or by contacting Cohu Investor Relations by telephone at (858) 848-8106 or by mail at Cohu Corporate Headquarters, 12367 Crosthwaite Circle, Poway, CA 92064, attention Jeffrey D. Jones.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The exhibits to this report are listed in Item 8.01 above and in the Index of Exhibits that precedes the signature line.

Index of Exhibits

EXHIBIT NO.	DESCRIPTION

99.1	Joint Press Release of Cohu, Inc. and Xcerra Corporation, dated as of May 8, 2018.

99.2	Investor Presentation dated May 8, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 8, 2018	Cohu, Inc.
By:
/s/ Jeffrey D. Jones
		Name:	Jeffrey D. Jones
		Title:	VP Finance and Chief Financial Officer